Exhibit (c)(4)

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF TRUST

OF

HEWITT SERIES TRUST

This Certificate of Amendment to Certificate of Trust of Hewitt Series Trust (the “Trust”), dated as of July 26, 2017 (this “Certificate of Amendment”), is being duly executed and filed pursuant to the provisions of 12 Del. C. § 3810(b) by the undersigned trustee, to amend the Certificate of Trust of the Trust which was filed on July 6, 1998 with the Office of the Secretary of State of the State of Delaware (the “Certificate of Trust”).

The Certificate of Trust is hereby amended as follows:

1.   The name of the Trust is Alight Series Trust.

2.   This Certificate of Amendment shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Amendment as of the date first above written.

/s/ Jeremy Fritz
Name: Jeremy Fritz
Title: Trustee